UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2023 (Report No.2)

Commission file number: 001-41502

WEARABLE DEVICES Ltd.

(Translation of registrant’s name into English)

2 Ha-Ta’asiya Street

Yokne-am Illit, Israel 2069803

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

CONTENTS

On February 16, 2023, Wearable Devices Ltd. issued a press release titled “Wearable Devices Files Patent Application in U.S. for Expanded AI-Based Technology for the Immersion Between Physical and Digital Worlds,” a copy of which is furnished as Exhibit 99.1 with this report of foreign private issuer on Form 6-K.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Wearable Devices Ltd. dated February 16, 2023, titled “Wearable Devices Files Patent Application in U.S. for Expanded AI-Based Technology for the Immersion Between Physical and Digital Worlds.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wearable Devices Ltd.

Date: February 16, 2023	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer

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